                                                                    EXHIBIT 99.1

  ADDITIONAL INFORMATION ABOUT MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES

     This Exhibit contains additional information about Morton Metalcraft Holding Co. and its subsidiaries (collectively, "Morton") for periods ending before January 20, 1998, the date upon which Morton Metalcraft Holding Co. was merged with and into the Registrant. The information includes Selected Historical Financial Data about Morton for the six months ended December 31, 1997, and the three fiscal years ended June 30, 1997, 1996, and 1995, a Management's Discussion and Analysis of Financial Condition and Results of Operations for such six month and fiscal year periods, audited financial statements for such six month and fiscal year periods, and other information.

     BACKGROUND.

     The Registrant is a Georgia corporation that was named MLX Corp. ("MLX") prior to January 20, 1998. On that date, Morton Metalcraft Holding Co., a Delaware corporation ("Morton") was merged with and into MLX (the "Merger"), which changed its name to Morton Industrial Group, Inc. (the "Company").

     The predecessor of Morton was founded in 1963 in Morton, Illinois, to produce fabricated sheet metal products for customers located in central Illinois. During its first two decades Morton developed into a custom sheet metal fabricator specializing in fast turnarounds. In 1989, Mr. William D. Morton, now the Chairman, Chief Executive Officer, and President of the Registrant, and several venture capital investors acquired control of Morton. In 1995, Morton purchased the venture capital interests as a part of a recapitalization of the company.

     GENERAL.

     The Company, headquartered in Morton, Illinois, and operating through its subsidiaries is a contract manufacturer and supplier of high-quality fabricated sheet metal components and subassemblies for construction, agricultural, and industrial equipment manufacturers located primarily in the Midwestern and Southeastern United States. The Company provides large original equipment manufacturers with a wide range of services including design, prototype fabrication, precision tool making, and fabrication of component parts. Additional services provided by the Company include welding, painting, subassembly, packaging, warehousing, and just-in-time delivery to customers' production lines. The Company combines this wide range of services with high-quality, state-of-the-art fabrication capabilities, and has developed close relationships with customers such as Caterpillar Inc. ("Caterpillar") and Deere & Co. ("Deere"). (In its two most recently ended fiscal years and the six month period ended December 31, 1997, the Company's sales to Caterpillar and Deere have constituted between 85% and 89% of its total sales.) The Company works closely with its major customers on product development, production scheduling, and just-in-time delivery.

     FABRICATION OPERATIONS.

     The Company's primary fabrication operations include cutting, punching, bending, welding, painting, final assembly, packaging, warehousing and just-in-time delivery of sheet metal components and subassemblies. The Company

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also offers fully integrated ancillary services, including design engineering, tool making and prototype fabrication.

     Within its fabrication operations, the Company's products fall into the following seven categories of fabricated steel products and other miscellaneous products:

      - Sheet Metal Component Packages - includes panels, doors, hoods, brackets, grills, supports and covers produced primarily for construction and agricultural equipment.

      - Sheet Metal Enclosures and Boxes - includes generator set enclosures, compressor enclosures and electrical and battery boxes developed in response to customers' need for environmentally sound enclosures that are aesthetically attractive and cost competitive.

      - Special Weldments - includes lift arms, seat modules, guards, platforms and step assemblies. This business developed primarily from concurrent design projects with two major customers.

      - Fabricated Steel Tanks - includes fuel, hydraulic and water reservoirs. The Company developed these products in response to customers' needs for flexible designs that facilitate quick response to changes in tank requirements.

      - Prototype/Tooling - includes prototype, tooling and preproduction steps in the manufacturing process. The Company's dedicated prototype and tooling departments work with customers throughout development efforts, allowing for a smooth introduction of new products and subassemblies to the focus factories.

      - Store Fixtures - includes backframes, lights, and brackets used in store displays.

      - Feeder Housings - includes feeder housings and other harvester components manufactured for agricultural equipment in the Company's Peoria, Illinois, facility.

     While these products and services currently represent the core of the Company's business, the Company's management is evaluating opportunities for a further broadening of the Company's offerings to customers.

     The Company's facilities are located near its key customers in the Midwest and the Southeast. The Birchwood Street complex in Morton, Illinois, houses receiving, tool making, pre-production, first operations, general fabrication and enclosure operations. Substantially all non-production personnel, including senior management, purchasing, engineering, sales, production control and accounting are also located at this facility. The Detroit Avenue plant, located one mile from Birchwood Street, contains the production operations for commodity products such as tanks, seat modules, and heavy fabrication operations. The Company produces components for agricultural equipment at its Peoria, Illinois, facility, which opened in 1995. The Company's Apex, North Carolina, plant serves the operations of nearby customers and entered production in July 1997. At these locations, the Company employs computer assisted design and manufacturing equipment, including laser cutting machines and robotic welders.

     Morton combined its sales and engineering organizations in 1995. This sales and engineering group has primary responsibility for managing

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relationships with customers and working with them to design new products. An account team, led by one of the Company's account managers and including representatives from all key functional areas of the Company, works closely with each key customer to design products, produce prototypes, schedule production, and monitor quality and customer satisfaction.

     COMPETITION.

     The component fabrication industry is fragmented and highly competitive, with no single supplier having significant market share. Competition involves product quality, price, the ability to provide just-in-time deliveries, provision of support services, and product development capabilities.

     FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS.

     The Company's business is in the fabrication segment.

     AVAILABILITY OF RAW MATERIALS.

     The primary raw material used by the Company after the Merger is steel, and the Company has five major steel suppliers. The Company also purchases fabrications and machined parts from a large number of suppliers. All raw materials are in adequate supply.

     PATENTS, TRADEMARKS, LICENSES, FRANCHISES, AND CONCESSIONS.

     The Company holds no material patents, trademarks, franchises, or concessions. The Company has been granted a number of software licenses that it uses in its design, production, and other business operations. All of these licenses have customary terms and conditions.

     WORKING CAPITAL ITEMS.

     The Company's working capital requirements reflect several business factors. Working capital requirements are typically greater during the second half of the calendar year because both Deere and Caterpillar suspend operations for two weeks of vacation time during July and/or August.
Production operations of both of these customers also slow during the last two weeks of December. During these periods, the Company must rely more heavily on its credit facilities for liquidity. The Company's rapid growth over the last two years has also increased the Company's need for working capital to meet the capital expenditures required to increase production capacity.


     ENVIRONMENTAL REGULATION.

     The Company's operations are subject to numerous federal, state and local laws and regulations concerning the containment and disposal of hazardous materials. The Company maintains a policy of complying with all environmental rules and regulations and believes that it is in substantial compliance with all applicable environmental laws and regulations.

     EMPLOYEES

     As of February 1, 1998, the Company employed 941 employees, of which 799 were hourly, 139 were salaried, and 3 were employed part-time and paid on an hourly basis. The Company believes that its relationship with its employees is good.


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     PROPERTIES

     The following table summarizes the Company's manufacturing, warehouse, and office facilities:


                              Approx.           Monthly    Expiration
          LOCATION            Sq. Ft.  Acres  Lease Terms     Date
----------------------------  -------  -----  -----------  ----------
1021 West Birchwood Street
Morton, IL .................  270,000   40          Owned        N/A

400 Detroit Avenue
Morton, IL .................   75,000  N/A        $21,164   08/31/04

Peoria, IL .................  137,000  N/A        $20,035   05/31/03

Apex, NC ...................  100,000  N/A        $37,580   11/06/06

     LEGAL PROCEEDINGS

     The Company is not currently a party to any material legal proceedings that the Company's management believes would have a material adverse effect on the Company's financial condition or results of operations.

     SALES BACKLOG

     The Company's backlog of sales orders at December 31, 1997, totaled $74.5 million. The Company expects that virtually all of those orders would be shipped in the twelve months ending December 31, 1998. This backlog level compares to a sales order backlog of $56.5 million at December 31, 1996, virtually all of which was shipped in calendar 1997.

     EXECUTIVE OFFICERS OF THE COMPANY

     Information about the Company's two executive officers following the Merger is set out below.


              Name                 Age                  Position
---------------------------------  ---  ----------------------------------------
William D. Morton ...............  50   Chairman of the Board, President, and
                                        Chief Executive Officer
Daryl R. Lindemann ..............  43   Vice President (Finance), Treasurer and
                                        Secretary

     WILLIAM D. MORTON joined Morton in 1988 as an Executive Vice President. Together with other investors, he purchased Morton from Morton's founding owners in 1989 and has served as President and Chief Executive Officer since that date. Mr. Morton received a Bachelors Degree in Mechanical Engineering from the University of Illinois in 1970. He is a member of the Society of Manufacturing Engineers.

     DARYL R. LINDEMANN has been Vice President of Finance, Secretary and Treasurer since he joined Morton in 1990. Mr. Lindemann is a Certified Public Accountant and received a B.S. in Accounting in 1976 from the University of Illinois. He is a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.


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                       SELECTED HISTORICAL FINANCIAL DATA
               OF MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES

     Set forth below are certain selected historical financial data of Morton Metalcraft Holding Co. and subsidiaries ("Morton"). This information should be read in conjunction with the financial statements of Morton and the related notes thereto appearing elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Morton." The selected consolidated financial data for, and as of the end of, each of the five fiscal years ended June 30 and the six months ended December 31, 1997,are derived from the audited financial statements of Morton. Information for the six months ended December 31, 1996, is derived from the unaudited financial statements of Morton.

                                                       Six Months
                                                         Ended
                                                      December 31,              For the Fiscal Year Ended June 30,
                                               -----------------------------------------------------------------------
                                                   1997          1996          1997           1996           1995
                                               ------------  ------------  -------------  -------------  -------------
                                                         (In thousands except for share and per share data)
Operating data:
  Net Sales ................................    $   46,598     $  32,958     $   80,762      $   59,006     $   48,568
  Cost of sales ............................       (41,932)      (29,206)       (70,541)        (50,049)       (40,730)
  General and administrative expenses ......       (11,552)       (2,578)        (7,003)         (4,900)        (3,951)
  Interest income ..........................             9             -             15               7              9
  Interest expense .........................        (1,737)       (1,628)        (3,266)         (3,297)        (2,434)
  Other income (expense) ...................            46            31             45             194           (378)
  (Provision) benefit for income taxes .....         3,370           282             (5)           (424)          (522)
                                                ----------     ---------     ----------      ----------     ----------
  Net earnings (loss) ......................    $   (5,198)    $    (141)    $        7      $      537     $      562
                                                ==========     =========     ==========      ==========     ==========
Supplemental disclosure:
  Cash flows from operations ...............    $    1,277     $   1,096     $    5,144      $    3,783     $    2,510
  Cash flows used in investing activities ..    $   (6,229)    $  (1,599)    $   (5,592)     $   (2,853)    $   (4,282)
  Cash flows from financing activities          $    4,886     $     257     $      323      $     (726)    $    1,865

Per share data:
  Weighted average outstanding common
  shares  - Basic                                1,944,444     1,944,444      1,944,444       1,944,444      3,535,006
          - Diluted                              3,325,974     3,323,925      3,327,241       3,309,827      3,551,006
  Earnings (loss) per share - Basic            ($     2.67)   ($     .07)             -      $      .28     $      .16
                            - Diluted          ($     1.56)   ($     .04)             -             .16     $      .16
Financial position (at end of period):
  Working capital ..........................   ($   11,315)    $   3,869     $    2,147      $    4,078     $    4,548
 Total assets .............................     $   39,388     $  29,142         34,362          29,576         27,550
  Long-term liabilities ....................    $   23,364     $  27,564         27,861          27,673         27,456
  Stockholders' equity (deficit) ...........   ($   13,552)   ($   9,388)    $   (9,099)     $   (9,106)    $   (9,644)


                                               For the Fiscal Year Ended June 30,
                                               ----------------------------------
                                                      1994          1993
                                                  ------------  -------------
                                       (In thousands except for share and per share data)
Operating data:
  Net Sales ................................     $     39,602   $     32,774
  Cost of sales ............................          (32,673)       (27,544)
  General and administrative expenses ......           (3,806)        (2,949)
  Interest income ..........................               15             15
  Interest expense .........................           (1,172)        (1,434)
  Other income (expense) ...................               50             26
  (Provision) benefit for income taxes .....             (878)          (368)
                                                  -----------   ------------
  Net earnings (loss) ......................      $     1,138   $        520
                                                  ===========   ============
Supplemental disclosure:
  Cash flows from operations ...............      $     1,771   $      2,647
  Cash flows used in investing activities ..      $    (1,323)  $       (998)
  Cash flows from financing activities            $      (530)  $     (1,830)
  Per share data:
  Weighted average outstanding common
  shares  - Basic                                   4,722,221      4,722,221
          - Diluted                                 4,722,221      4,722,221
  Earnings (loss) per share - Basic               $       .24   $        .11
                            - Diluted             $       .24            .11
Financial position (at end of period):
  Working capital ..........................      $       528   $        177
  Total assets .............................           23,576         21,209
  Long-term liabilities ....................            9,168         10,390
  Stockholders' equity (deficit) ...........      $     2,564   $      1,426


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS OF MORTON


     The following discussion should be read in conjunction with the consolidated financial statements of Morton and the notes thereto included elsewhere in this Exhibit 99.1.

GENERAL

     Before the Merger, Morton Metalcraft Holding Co., through its subsidiaries, was a contract manufacturer and supplier of fabricated sheet metal components and subassemblies for U.S. construction, agricultural, and industrial equipment manufacturers. Morton operated four manufacturing facilities in Illinois and North Carolina and had long standing relationships

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with its two major customers, Caterpillar Inc. ("Caterpillar") and Deere & Co.
("Deere").

OPERATIONS

SIX MONTHS ENDED DECEMBER 31, 1997, VERSUS SIX MONTHS ENDED DECEMBER 31, 1996

     Revenues for Morton for the six months ended December 31, 1997, were $46.6 compared to $33.0 for the six months ended December 31, 1996, an increase of $13.6 million or 41.2%. The increase resulted primarily from additional fabrication for Deere. Sales to Deere and Caterpillar were approximately 87.0% and 85.1% of Morton's total sales for the six months ended December 31, 1997, and 1996, respectively.

     Morton's gross profits for the six months ended December 31, 1997, increased by approximately $.9 million, or 25.0%, over the same six months in the prior year. The gross margin achieved in the six months ended December 31, 1997, was 10.0%, compared to 11.4% for the six months ended December 31, 1996. The decline resulted from expenses associated with the start-up of Morton's North Carolina facility and an approximately $2.0 million downward adjustment of inventory values. The effect of these adjustments was partially offset by increased productivity at the Peoria and Morton, Illinois, plants, improved labor efficiency and better material use stemming from investments in production technology, including laser cutting technology. New products manufactured for Deere required higher material content and contributed to lower labor and overhead costs. (The gross margins for the six months ended December 31, 1996, were lower than those realized in earlier periods as a result of the write-off of certain intangible assets, the downward revaluation of inventories, and expenses associated with the development of the North Carolina plant.)

     Selling and administrative expenses for the six months ended December 31, 1997, amounted to $11.5 million, compared with $2.6 million for the six months ended December 31, 1996, or an increase of $8.9 million. Of this increase, $4.0 million was accrued bonuses to be paid to members of management and other employees of Morton and its subsidiaries to compensate them for their prior contributions to Morton's growth and success for which they had not been adequately compensated. (Until eliminated in July 1997, restrictions in the Company's credit facilities limited the compensation Morton and its subsidiaries could pay management.) Morton also accrued professional fees, investment banking costs, credit agreement fees, and other costs of the Merger and the related bank financing that totaled approximately $2.5 million for the six month period ended December 31, 1997, that were not incurred in the comparable year earlier period. Other selling and general and administrative costs increased as a result of the increase in sales volume over the prior year's period, approximately $.5 million of expenses related to the start-up of operations at the North Carolina facility, and approximately $.7 million of compensation expense associated with a stock option grant.

     Interest expense for the six months ended December 31, 1997, was $1.7 million, an increase of approximately $.1 million over the comparable six month period in 1996.

     Income tax benefits of $3.4 million and $.3 million resulted from operating losses of $8.6 million and $.4 million for the six months ended December 31, 1997, and 1996, respectively.



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



FISCAL YEAR ENDED JUNE 30, 1997 VERSUS FISCAL YEAR ENDED JUNE 30, 1996

     Revenues for Morton for the fiscal year ended June 30, 1997 were $80.8 million versus $59.0 million for the fiscal year ended June 30, 1996, an increase of $21.8 million or 36.9%. This increase resulted from higher sales to Deere for component packages, enclosures and boxes and feeder housings, as well as higher sales of in-store display fixtures. Year over year, combined sales to Deere and Caterpillar locations decreased slightly as a percent of total revenues from 88.8% to 88.1%.

     The gross margin achieved in the year ended June 30, 1997 was 12.7% compared to 15.2% in the prior year. This decline resulted from expenses associated with the start-up of the North Carolina facility, a write-off of $1.8 million of intangible assets, and a $.9 million downward adjustment of the value of excess inventory. The write-off of intangible assets resulted from a reassessment of their future benefit to Morton in consideration of the company's growth, its continuous design changes to existing products, its continuous factory rearrangements and the opening of the North Carolina facility. The effect of these expenses and adjustments was partly offset by increased productivity at the Peoria and Morton, Illinois facilities, improved labor efficiency and better material use stemming from investments in production technology, including laser cutting equipment. New products manufactured for Deere required higher material content and contributed to lower labor and overhead costs.

     Selling and administration expenses for the year ended June 30, 1997 amounted to $7.0 million (or 8.7% of revenues), an increase of $2.1 million or 43% over the year earlier period. The primary component of this increase was a charge of $1.8 million (versus $142,000 in the earlier period) due to increased payments under Morton's employee incentive programs. During the year Morton began making payments under a new incentive compensation program for all of its employees and increased bonuses to management. Morton expects that approximately $1,500,000 of these incentive program expenses will be recurring annually, and if Morton's performance improves these expenses will increase, although at a substantially lower rate than that experienced in the year ended June 30, 1997.

     Interest expense in the year ended June 30, 1997 amounted to $3.3 million representing a nominal decrease from the earlier amount.

     Income taxes for the year ended June 30, 1997 decreased 98.8% from the prior fiscal year reflecting the reduction of Morton's earnings before taxes, primarily as a result of the write-off and adjustments described above. Net earnings decreased by 98.7% from those realized in the prior fiscal year.

FISCAL YEAR ENDED JUNE 30, 1996 VERSUS FISCAL YEAR ENDED JUNE 30, 1995

     Morton's revenues for the year ended June 30, 1996 amounted to $59.0 million compared to $48.6 million in the year ended June 30, 1995, an increase of $10.4 million or 21.4%. This increase resulted from higher sales of sheet metal component packages, the introduction of the feeder housing product line for Deere and slightly lower sales of display fixtures. Year over year, combined sales to Caterpillar and Deere rose from 84.8% to 88.8%.

     The gross margin achieved in the year ended June 30, 1996 was 15.2% compared to 16.1% in the year earlier period. This decrease resulted from changes in product mix as a result of the commencement of feeder housing production and added indirect labor and other start-up costs associated with the opening of the Peoria facility.


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


     Selling and administration expenses for the year ended June 30, 1996 amounted to $4.9 million versus $3.9 million in the earlier year, an increase of $949,000 or 24%. This increase resulted primarily from higher compensation charges and insurance expenses. Year over year, selling and administration expenses as a percent of revenues rose from 8.1% to 8.3%.

     Interest expense in the year ended June 30, 1996 amounted to $3.3 million compared to $2.4 million in the earlier year. This increase resulted from higher borrowing stemming from the January 1, 1995 recapitalization of Morton.

     Income taxes for the year ended June 30, 1996, decreased by approximately $0.1 million or 18.9% as a result of reduced earnings before taxes and a decrease in Morton's effective tax rate from 48.2% to 44.1%. Net earnings declined a nominal amount to slightly more than $0.5 million.

FINANCIAL POSITION AND LIQUIDITY

     Morton's consolidated working capital at December 31, 1997 was ($11.3) million compared to $2.1 million at June 30, 1997, the Company's prior fiscal year end. The decrease was primarily the result of a number of factors, including (i) $5.6 million of capital expenditures, principally leasehold improvements and equipment costs for the new North Carolina facility and costs of the addition to the Morton, Illinois, facility, (ii) $4.0 `million of accrued bonuses for management and employees of the Company and its subsidiaries, (iii) $2.5 million of expenses associated with the Merger, (iv) $.7 million of compensation expense related to the grant of a stock option, and
(v) $.5 million of expenses related to the start-up of the North Carolina facility.

     At December 31, 1997, Morton financed its operations with cash from operations and the use of a revolving credit facility with a bank. The revolving credit agreement provided for borrowings based on agreed-upon percentages of eligible assets and an interest rate equal to 0.5% above the bank's base rate. At December 31, 1997, Morton's outstanding indebtedness under the revolving credit facility was approximately $6.7 million.

     The $25 million senior notes payable that were outstanding on December 31, 1997, were issued in January 1995 in connection with a recapitalization of Morton. The notes bore interest at 11.5% and were due in varying annual installments from 1998 through 2005. The notes contained standard restrictive covenants limiting certain actions pertaining to lease commitments and added indebtedness.

     Subsequent Events.

     Concurrently with the closing of the Merger of Morton with MLX Corp., the surviving company, Morton Industrial Group, Inc. (the "Company") entered into a credit agreement with a bank group. The credit agreement contains a $15 million term loan facility and $35 million revolving credit facility. Twenty million dollars of the revolving credit facility can be converted to term loans before December 31, 2000. In addition, if during any quarter the Company's borrowings under the revolving credit facility exceed $15,000,000, $10,000,000 of that facility will be converted into an additional term loan facility, and the revolving credit facility will be reduced by $10,000,000. The initial interest rate on both facilities is, at the Company's option, (i) the reserve adjusted LIBOR plus the applicable LIBOR margin, fixed for 30, 60, 90, or 180 day periods, or (ii) the agent bank's base rate (which is the


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


greater of the prime rate of the Federal Funds Rate plus 0.5%) plus an "applicable base rate margin that increases from .25% to 2.0% as the Company's funded debt to EBITDA ratio increases. The term loan facility, all of which was borrowed at the Merger closing, matures on December 31, 2003. The Company's indebtedness under the credit agreement is secured by a security interest in all of the assets of the Company and its subsidiaries, a mortgage on real property owned by the Company and its subsidiaries, and a pledge of the stock of the Company's subsidiaries. At the closing, the Company borrowed $5.7 million under the revolving credit facility. A portion of the proceeds of the Company's borrowings under both facilities at closing was used to pay off Morton's pre-closing bank and institutional debt.

     The credit agreement contains standard financial covenants and other covenants that restrict certain activities by the Company and its subsidiaries, including a prohibition on the payment of dividends.

     The Company believes that cash generated by its operations and availability under its credit agreement will provide the necessary liquidity for its current operations.

     The Company is actively pursuing acquisition possibilities in its industry and related industries. The Company plans to use the availability under its revolving credit facility to finance any such acquisitions, which would result in the Company's incurring increased interest expense. Higher debt levels may also be incurred as a result of the Company's internal growth and related working capital requirements.

     On March 2, 1998, the Company entered into a Stock Purchase Agreement with the two principal owners of Carroll George, Inc., a Northwood, Iowa, supplier of composite structures and plastic-based assemblies and components to construction, agricultural, and industrial equipment manufacturers. Subject to its completion of due diligence and other conditions to closing, the Company plans to close the acquisition of substantially all of the capital stock of Carroll George, Inc. on or before May 1, 1998. Additional information about the transaction, including the financial statements of Carroll George, Inc., and pro-forma financial statements giving effect to the transactions will be filed by the Company on Form 8-K.

OTHER CONSIDERATIONS

     Capital Expenditures.

     Capital expenditures for the six months ended December 31, 1997, were $5.6 million, and were principally for leasehold improvements and equipment costs for the new North Carolina facility and costs of the addition to the Morton, Illinois, facility. Capital expenditures for the year ended June 30, 1997 amounted to $5.7 million. Such expenditures were made primarily to construct leasehold improvements and acquire equipment for the North Carolina facility, and improve the production flow at the Morton facility. During the year ended June 30, 1996, capital expenditures totaled $2.1 million and included completion of the Peoria fabrication facility and the acquisition of equipment.

     The Company has budgeted $5.0 million of capital expenditures for the fiscal year ending December 31, 1998. These expenditures will be, among other things, for presses, pressbrakes, additional equipment for the North Carolina facility, information systems additions, cranes, and other new equipment. Acquisitions of businesses during 1998 may result in increases in the Company's capital expenditure budget for the year.

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



     Year 2000.

     The Company has completed an internal assessment of its information systems to determine year 2000 compliance. While the Company's product design, business, and application software and hardware will be able to perform in the year 2000 and beyond, certain personal computers used for workplace data collection and certain Company-developed software require revision to perform in 2000. The Company estimates that the revisions will cost a maximum of $300,000. The Company has acquired software to help it identify the changes required to Company-developed software. The Company expects to be fully year 2000 compliant by September 30, 1999.

     Other Matters.

     Most of the Company's production for Deere and Caterpillar is used in products that those companies sell in the United States. As a result, the Company currently believes that the continuing economic instability in Asia will not have a material impact on its business.

     The Company expects that it will continue to incur costs associated with the start-up and rapid growth of its North Carolina operation that will reduce the Company's gross margins for the current fiscal year ending December 31, 1998. The rapid growth has resulted in labor inefficiencies and increased the management and training time required to improve productivity. The Company's management has introduced a program to address these issues and is vigorously implementing it. In addition, the Company is in the process of establishing additional relationships with material suppliers located in the Southeast who can meet the Company's just-in-time delivery requirements. Until it establishes these additional relationships, the Company will continue to incur transportation costs to receive supplies, including steel, at a higher cost than the Company experiences in its Illinois plants.


     Fiscal Year.

     The Company's fiscal year will end on December 31, commencing with the year ending December 31, 1998.

     Recently Released Accounting and Reporting Pronouncements.

     STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 130 - Reporting Comprehensive Income establishes standards for reporting comprehensive income and components. The Statement addresses certain items that affect a company's net assets without affecting its income statement. SFAS 130 is applicable to the Company beginning in 1998 and should have no significant impact on the Company's financial statement.

     STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 131 - Disclosures about Statements of an Enterprise and Related Information redefines the way public companies report information about their business segments. The statement intends to align reportable segments and certain disclosures with how the operations are managed internally. It also modifies certain geographic disclosures to be identified by country instead of geographic region. SFAS 131 is applicable to the Company beginning with its year-end reporting beginning in 1998. The impact of this statement on the Company's disclosures is not expected to be significant.

     Forward Looking Statements.

     Certain statements contained in this Exhibit 99.1, including this Management's Discussion and Analysis, that are not related to historical results are "forward looking statements" within the meaning of Section 27A of the Securities Act of 1934 and Section 21E of the Securities Exchange Act of 1934 and involve risks and uncertainties. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimate," or variations of such words and similar expressions are intended to identify such forward looking statements. Although the Company believes that the assumptions upon which these forward looking statements are based are reasonable, there can be no assurance that such assumptions will prove to be accurate and actual results could differ materially from those discussed in the forward looking statements. Factors that could contribute to such differences include, but are not limited to the concentration of the Company's sales and the possibility that one or both of its two major customers, or a single plant of either of the two, could reduce or cease placing orders with the Company; competition with other fabricators; customer substitution of plastic components for metal components; the risks associated with the Company's acquisition strategy, including unanticipated problems, difficulties in integrating acquired businesses; diversion of management's attention from daily operations; potential increased interest costs; and possible adverse effects on earnings resulting from increased goodwill amortization; reduction of key customers' sales in developing countries; the loss of key employees, introduction of new technologies that require significant capital expenditures; and general and business conditions.

    INDEX TO MORTON METALCRAFT HOLDING CO. CONSOLIDATED FINANCIAL STATEMENTS

            a. Report of Independent Auditors.
            b. Consolidated Balance Sheets as of December 31, 1997, and June 30, 1997, and 1996.
            c. Consolidated Statements of Operations for the Six Months Ended December 31, 1997, and the Fiscal Years Ended June 30, 1997, 1996, and 1995.
            d. Consolidated Statements of Stockholders' Equity (Deficit) for the Six Months Ended December 31, 1997, and the Fiscal Years Ended June 30, 1997, 1996, and 1995.
            e. Consolidated Statements of Cash Flows for the Six Months Ended December 31, 1997, and the Fiscal Years Ended June 30, 1997, 1996, and 1995.
            f. Notes to the Consolidated Financial Statements.
            g. Consolidated Balance Sheet as of December 31, 1997 (audited) and 1996 (unaudited).
            h. Consolidated Statements of Operations for the Six Months Ended December 31, 1997 (audited) and 1996 (unaudited).
            i. Consolidated Statements of Cash Flows for the Six Months Ended December 31, 1997 (audited) and 1996 (unaudited).

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Morton Metalcraft Holding Co.
Morton, Illinois

We have audited the accompanying consolidated balance sheets of Morton Metalcraft Holding Co. and Subsidiaries as of December 31, 1997 and June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the six months ended December 31, 1997 and each of the years in the three-year period ended June 30, 1997. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying table of contents. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Morton Metalcraft Holding Co. and Subsidiaries as of December 31, 1997 and June 30, 1997 and 1996, and the results of their operations and their cash flows for the six months ended December 31, 1997 and each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




CLIFTON GUNDERSON L.L.C.

Peoria, Illinois
February 4, 1998

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                  DECEMBER 31, 1997 AND JUNE 30, 1997 AND 1996
                   (Dollars in Thousands, Except Share Data)


                                     ASSETS


                                                                              JUNE 30,
                                                  DECEMBER 31,      ----------------------------
                                                      1997              1997            1996
                                                  ------------      -----------      -----------




CURRENT ASSETS
   Cash                                           $        138      $       204      $       304
                                                  ------------      -----------      -----------
   Accounts and notes receivable:
       Trade (Notes 6 and 12)                            7,678            7,818            4,933
       Employees and other                                  90               27                5
                                                  ------------      -----------      -----------
                                                         7,768            7,845            4,938

       Less allowance for doubtful accounts                100               40               10
                                                  ------------      -----------      -----------
              Net receivables                            7,668            7,805            4,928
                                                  ------------      -----------      -----------

   Inventories (Notes 2 and 6)                           7,510            8,005            8,879
   Prepaid expenses and other current assets               815              821              975
   Refundable income taxes                               2,060              912                -
   Deferred income taxes (Note 10)                          70                -                -
                                                  ------------      -----------      -----------
              Total current assets                      18,261           17,747           15,086
                                                  ------------      -----------      -----------


NOTE RECEIVABLE - STOCKHOLDER (Note 3)                     250              268              253
                                                  ------------      -----------      -----------


DEFERRED INCOME TAXES (Note 10)                            114                -                -
                                                  ------------      -----------      -----------


PROPERTY, PLANT, AND EQUIPMENT (Notes 4 and 8)
   Cost                                                 28,078           22,507           16,644
   Less accumulated depreciation                         9,265            8,171            6,642
                                                  ------------      -----------      -----------
              Net property, plant, and equipment        18,813           14,336           10,002
                                                  ------------      -----------      -----------


INTANGIBLE ASSETS, at cost, less
   accumulated amortization (Note 5)                     1,950            2,011            4,235
                                                  ------------      -----------      -----------






                                                  $     39,388      $    34,362      $    29,576
                                                  ============      ===========      ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)



                                                                                   JUNE 30,
                                                            DECEMBER 31,   -------------------------
                                                                1997          1997          1996
                                                            ------------   -----------   -----------
CURRENT LIABILITIES
   Note payable to bank (Note 6)                            $      6,740   $     1,666   $     1,005
   Current installments of long-term debt (Note 7)                 2,000             -             -
   Current installments of obligations under capital
      leases (Note 8)                                                195           196           124
   Current installments of covenants payable (Note 9)                195           184           163
   Accounts payable                                               11,892        10,434         7,267
   Accrued salaries and wages                                      4,615         1,311           604
   Accrued payroll taxes and withholding                             316           264           324
   Accrued acquisition costs                                       1,826             -             -
   Accrued interest payable                                        1,198         1,198         1,216
   Income taxes payable                                                -             -            82
   Deferred income taxes (Note 10)                                     -            47            63
   Other                                                             599           300           161
                                                            ------------   -----------   -----------
             Total current liabilities                            29,576        15,600        11,009


LONG-TERM DEBT, excluding current
   installments (Note 7)                                          23,000        25,000        25,000


OBLIGATIONS UNDER CAPITAL LEASES,
   excluding current installment (Note 8)                            221           318           275


COVENANTS PAYABLE, excluding current
   installments (Note 9)                                             143           244           427


DEFERRED INCOME TAXES (Note 10)                                        -         2,299         1,971
                                                            ------------   -----------   -----------
             Total liabilities                                    52,940        43,461        38,682
                                                            ------------   -----------   -----------


STOCKHOLDERS' EQUITY (DEFICIT) (Note 11)
   Class A common stock, $.01 par value.  Authorized
      9,159,257 shares; issued 5,066,665 shares;
      1,388,889 shares reserved                                       51            51            51
   Class B common stock, convertible, $.01 par value.
      Authorized 100,000 shares; issued 100,000 shares                 1             1             1
   Additional paid-in capital                                      1,203           458           458
   Retained earnings (deficit)                                   (2,037)         3,161         3,154
   Treasury stock, 3,222,221 shares, at cost                    (12,770)       (12,770)      (12,770)
                                                            ------------   -----------   -----------
             Total stockholders' equity (deficit)               (13,552)        (9,099)       (9,106)
                                                            ------------   -----------   -----------


COMMITMENTS AND CONTINGENCIES (Note 16)
                                                            $     39,388   $   34,362    $    29,576
                                                            ============   ==========    ===========


 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   SIX MONTHS ENDED DECEMBER 31, 1997 AND THE
                   YEARS ENDED JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)



                                                                         JUNE 30,
                                       DECEMBER 31,    -------------------------------------------
                                           1997             1997           1996           1995
                                       ------------    -----------     -----------     -----------

NET SALES (Note 12)                    $     46,598    $    80,762     $    59,006     $    48,568


COST OF SALES                                41,932         70,541          50,049          40,730
                                       ------------    -----------     -----------     -----------
        Gross profit                          4,666         10,221           8,957           7,838
                                       ------------    -----------     -----------     -----------


OPERATING EXPENSES
  Selling expenses                            1,202          1,832           1,529           1,278
  Administrative expenses                    10,350          5,171           3,371           2,672
                                       ------------    -----------     -----------     -----------
        Total operating expenses             11,552          7,003           4,900           3,950
                                       ------------    -----------     -----------     -----------

        Operating income (loss)              (6,886)         3,218           4,057           3,888
                                       ------------    -----------     -----------     -----------


OTHER INCOME (EXPENSES)
  Interest income                                 9             15               7               9
  Interest expense                           (1,737)        (3,266)         (3,297)         (2,434)
  Gain on sale of equipment                       -             18             145               -
  Miscellaneous                                  46             27              49             (54)
  Forgiveness of note receivable
     from stockholder                             -              -               -            (324)
                                       ------------    -----------     -----------     -----------
        Total other income (expenses)        (1,682)        (3,206)         (3,096)         (2,803)
                                       ------------    -----------     -----------     -----------

        Earnings (loss) before
           income taxes                      (8,568)            12             961           1,085


INCOME TAXES (Note 10)                       (3,370)             5             424             523
                                       ------------    -----------     -----------     -----------


NET EARNINGS (LOSS)                    $     (5,198)   $         7     $       537     $       562
                                       ============    ===========     ===========     ===========


EARNINGS (LOSS) PER SHARE
  (Note 15)
  Basic                                $      (2.67)   $         -     $       .28     $       .16
                                       ============    ===========     ===========     ===========

  Diluted                              $      (1.56)   $         -     $       .16     $       .16
                                       ============    ===========     ===========     ===========

WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
  OUTSTANDING
  Basic                                   1,944,444      1,944,444       1,944,444       3,535,006
                                       ============    ===========     ===========     ===========

  Diluted                                 3,325,974      3,327,241       3,309,827       3,551,006
                                       ============    ===========     ===========     ===========


 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                   SIX MONTHS ENDED DECEMBER 31, 1997 AND THE
                   YEARS ENDED JUNE 30, 1997, 1996, AND 1995
                             (Dollars in Thousands)



                                                                               CLASS A
                                               COMMON STOCK                  COMMON STOCK
                                        ------------------------       ------------------------
                                           SHARES                         SHARES
                                           ISSUED       AMOUNT            ISSUED       AMOUNT
                                        -----------  -----------       -----------  -----------
BALANCE - JUNE 30, 1994, AS
  PREVIOUSLY REPORTED                       510,000  $       510                 -  $         -

  Recapitalization                         (510,000)        (510)        4,622,221           46
                                        -----------  -----------       -----------  -----------


BALANCE - JUNE 30, 1994, AS
  RESTATED                                        -            -         4,622,221           46

  Acquisition of 3,222,221 Class A
     common shares                                -            -                 -            -
  Issuance of common shares
     to certain stockholders                      -            -           444,444            5
  Net earnings                                    -            -                 -            -
                                        -----------  -----------       -----------  -----------


BALANCE - JUNE 30, 1995                           -            -         5,066,665           51

  Net earnings                                    -            -                 -            -
                                        -----------  -----------       -----------  -----------


BALANCE - JUNE 30, 1996                           -            -         5,066,665           51

  Net earnings                                    -            -                 -            -
                                        -----------  -----------       -----------  -----------


BALANCE - JUNE 30, 1997                           -            -         5,066,665           51

  Net loss                                        -            -                 -            -
  Issuance of stock options                       -            -                 -            -
                                        -----------  -----------       -----------  -----------


BALANCE - DECEMBER 31, 1997                       -  $         -         5,066,665  $        51
                                        ===========  ===========       ===========  ===========



 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 CLASS B
              COMMON STOCK
        ------------------------     ADDITIONAL
          SHARES                       PAID-IN     RETAINED      TREASURY
          ISSUED        AMOUNT         CAPITAL     EARNINGS        STOCK         TOTAL
        ----------    ----------     ----------    ---------    ----------    ----------

                -      $       -     $        -    $   2,055    $        -    $    2,565

           100,000             1            463            -             -             -
        ----------    ----------     ----------    ---------    ----------    ----------



           100,000             1            463        2,055             -         2,565


                 -             -              -            -       (12,770)      (12,770)

                 -             -             (5)           -             -             -
                 -             -              -          562             -           562
        ----------    ----------     ----------    ---------    ----------    ----------


           100,000             1            458        2,617       (12,770)       (9,643)

                 -             -              -          537             -           537
        ----------    ----------     ----------    ---------    ----------    ----------


           100,000             1            458        3,154       (12,770)       (9,106)

                 -             -              -            7             -             7
        ----------    ----------     ----------    ---------    ----------    ----------


           100,000             1            458        3,161       (12,770)       (9,099)

                 -             -              -       (5,198)            -        (5,198)
                 -             -            745            -             -           745
        ----------    ----------     ----------    ---------    ----------    ----------


           100,000    $        1     $    1,203    $  (2,037)   $  (12,770)   $  (13,552)
        ==========    ==========     ==========    =========    ==========    ==========


 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   SIX MONTHS ENDED DECEMBER 31, 1997 AND THE
                   YEARS ENDED JUNE 30, 1997, 1996, AND 1995
                             (Dollars in Thousands)



                                                                                                  JUNE 30,
                                                             DECEMBER 31,     ----------------------------------------------
                                                                 1997              1997            1996             1995
                                                             ------------     -------------    ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net earnings (loss)                                       $     (5,198)    $           7    $        537      $        562
   Adjustments to reconcile net earnings (loss) to net
       cash provided by operating activities:
       Depreciation and amortization of plant
          and equipment                                             1,094             1,541           1,339             1,131
       Other amortization                                             185               370             917               766
       Write-off of intangible assets                                 552             1,854               -                 -
       Forgiveness of note receivable from stockholder                  -                 -               -               324
       Compensation expense from issuance of
          stock options                                               745                 -               -                 -
       Increase (decrease) in allowance for doubtful
          accounts                                                     60                30               -                (5)
       (Decrease) increase in deferred income taxes                (2,530)              312             180               (43)
       (Gain) loss on sale of equipment                                 -               (18)           (144)               38
       Interest income capitalized as note receivable -
          stockholder                                                   -               (15)             (3)               (7)
       Decrease (increase) in accounts and notes
          receivable                                                   77            (2,907)           (236)              143
       Decrease (increase) in inventories                             495               874            (348)           (1,827)
       Decrease (increase) in prepaid expenses and
          other current assets                                          6               154             (26)             (206)
       Increase in refundable income taxes                         (1,148)             (912)              -                 -
       Increase in accounts payable                                 1,458             3,167           1,684               890
       Increase (decrease) in accrued expenses and
          other current liabilities                                 5,481               686            (117)              744
                                                             ------------     -------------    ------------      ------------

              Net cash provided by operating
                 activities                                         1,277             5,143           3,783             2,510
                                                             ------------     -------------    ------------      ------------


CASH FLOWS FROM INVESTING
   ACTIVITIES
   Capital expenditures                                            (5,571)           (5,707)         (2,142)            (2,568)
   Proceeds from sale of equipment                                      -               135             215               358
   Increase in intangible assets                                     (676)                -            (676)            (2,047)
   Increase in note receivable - stockholder                            -                 -            (250)               (25)
   Repayment of note receivable - stockholder                          18                 -               -                 -
                                                             ------------     -------------    ------------      ------------

              Net cash used in investing activities                (6,229)           (5,572)         (2,853)            (4,282)
                                                             ------------     -------------    ------------      ------------



 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   SIX MONTHS ENDED DECEMBER 31, 1997 AND THE
                   YEARS ENDED JUNE 30, 1997, 1996, AND 1995
                             (Dollars in Thousands)



                                                                                     JUNE 30,
                                                       DECEMBER 31,  ----------------------------------------
                                                           1997          1997          1996          1995
                                                       ------------  ------------  ------------  ------------
CASH FLOWS FROM FINANCING
   ACTIVITIES
   Proceeds from issuance of note payable to bank      $     51,726  $     79,418  $     58,182  $     51,562
   Principal payments on note payable to bank               (46,652)      (78,757)      (58,682)      (54,042)
   Proceeds from issuance of long-term debt                       -             -             -        25,000
   Principal payments on long-term debt                           -             -             -        (7,706)
   Principal payments under capital lease obligations           (98)         (170)          (81)          (50)
   Principal payments on covenants payable                      (90)         (162)         (145)         (128)
   Purchase of treasury stock                                     -             -             -       (12,770)
                                                       ------------  ------------  ------------  ------------

              Net cash provided by (used in)
                  financing activities                        4,886           329          (726)        1,866
                                                       ------------  ------------  ------------  ------------


NET INCREASE (DECREASE) IN CASH                                 (66)         (100)          204            94


CASH AT BEGINNING OF PERIOD                                     204           304           100             6
                                                       ------------  ------------  ------------  ------------


CASH AT END OF PERIOD                                  $        138  $        204  $        304  $        100
                                                       ============  ============  ============  ============


SUPPLEMENTAL DISCLOSURES OF
   CASH FLOW INFORMATION
   Cash paid during the year for:
       Interest                                        $      1,737  $      3,284  $      3,279  $      1,199
                                                       ============  ============  ============  ============

       Income taxes                                    $        307  $        687  $        493  $        868
                                                       ============  ============  ============  ============


NONCASH FINANCING AND
   INVESTING ACTIVITIES
   Capital lease obligations incurred for
       machinery and equipment                         $          -  $        285  $        480  $         94
                                                       ============  ============  ============  ============



 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
         POLICIES

(A) DESCRIPTION OF BUSINESS

The Morton Metalcraft Holding Co. holds the stock of its subsidiaries, Morton Metalcraft Co. and Morton Metalcraft Co. of North Carolina. The primary business of the subsidiaries is to fabricate and bend sheet metal in its plants located in Morton and Peoria, Illinois and Apex, North Carolina. Morton Metalcraft Co. of North Carolina began operations in July 1997.

(B) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements as of December 31, 1997 and June 30, 1997 and 1996 and for the six months ended December 31, 1997 and each of the years in the three-year period ended June 30, 1997 include the financial statements of Morton Metalcraft Holding Co. (Company) and its wholly owned subsidiaries, Morton Metalcraft Co. and Morton Metalcraft Co. of North Carolina. All significant intercompany transactions and balances have been eliminated in consolidation. The Company changed its fiscal year end to December 31 subsequent to June 30, 1997.

(C) USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method on all inventories.

During 1996, the Company changed its method of determining the cost of inventory from the last-in, first-out (LIFO) method to the FIFO method. This change was not retroactively applied due to the amounts being immaterial. The Company believes the FIFO method results in a closer matching of costs and revenue during periods of fluctuating prices.

(E) PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost less accumulated depreciation. Equipment under capital leases is stated at the lower of the net present value of the minimum lease payments at the beginning of the lease term or fair value at the inception of the lease.

Depreciation of plant and equipment is calculated over the estimated useful lives of the respective assets on the straight-line method. The equipment held under capital leases is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(F) INTANGIBLE ASSETS

Intangible assets are recorded at cost and include acquisition costs, amortized over 20 years, covenants not to compete, amortized over 10 years, and goodwill, amortized over 20 years. Other intangible assets are amortized over their estimated useful lives, typically no more than 5 years. The Company's policy is to continually evaluate whether later events and circumstances have occurred that indicate the remaining useful life of intangibles may warrant revision or that the remaining balance of intangibles may not be recoverable. Such evaluation is based on various analyses including cash flow and profitability projections. If the sum of the expected future undiscounted cash flows is less than the carrying amount, a loss is recognized for the difference between the fair value and carrying amount of the asset.

(G) INCOME TAXES

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash, accounts and notes receivable, accounts payable, notes payable, and long-term debt, to approximate the fair value of the respective assets and liabilities.

(I) EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is computed under the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share, which was adopted retroactively by the Company at December 31, 1997. Amounts reported as earnings (loss) per share for the six months ended December 31, 1997 and for each of the three years in the period ended June 30, 1997, reflect the earnings available to stockholders for the year divided by the weighted average number of common shares outstanding during the year.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 2 - INVENTORIES

A summary of inventories follows:


                                                         JUNE 30,
                                 DECEMBER 31,  --------------------------
                                     1997           1997         1996
                                 ------------  ------------  ------------

Finished goods                   $      2,588  $      2,339  $      2,220
Work in process                         1,573         2,851         4,111
Raw materials, purchased parts,
   and manufactured components          3,349         2,815         2,548
                                 ------------  ------------  ------------

TOTAL INVENTORIES                $      7,510  $      8,005  $      8,879
                                 ============  ============  ============



NOTE 3 - NOTE RECEIVABLE - STOCKHOLDER

At December 31, 1997 and June 30, 1997 and 1996, the Company had a note receivable from a stockholder in the amount of $250, $268, and $253, respectively. The note, which is unsecured, is due April 12, 2001 and accrues interest at 5.88 percent.


NOTE 4 - PROPERTY, PLANT, AND EQUIPMENT

A summary of property, plant, and equipment (at cost), including assets held under capital leases as described in Note 8 to the consolidated financial statements, is as follows:


                                                   JUNE 30,
                            DECEMBER 31,  --------------------------
                                1997           1997         1996
                            ------------  ------------  ------------

Land, plant sites           $        545  $        545  $        545
Land held for expansion              121           121           121
Land improvements                    203           203           131
Buildings and improvements         3,865         3,083         2,508
Leasehold improvements             1,050           592           327
Machinery                         14,694        11,397         8,026
Tooling                            5,028         4,540         3,727
Office equipment                   2,507         1,961         1,212
Automobiles and trucks                65            65            47
                            ------------  ------------  ------------

                            $     28,078  $     22,507  $     16,644
                            ============  ============  ============

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 5 - INTANGIBLE ASSETS

A summary of intangible assets, at cost, is as follows:


                                                              JUNE 30,
                                       DECEMBER 31,  --------------------------
                                            1997         1997           1996
                                       ------------  ------------  ------------

Goodwill                               $      1,200  $      1,200  $      1,200
Organization costs                              374           374           374
Covenants not to compete                      2,136         2,136         2,136
Engineering costs                                 -             -         1,748
Specific project start-up costs                   -             -           854
Refinancing costs                               676           779           779
Factory rearrangement                             -             -           700
                                       ------------  ------------  ------------
                                              4,386         4,489         7,791

Less accumulated amortization                 2,436         2,478         3,556
                                       ------------  ------------  ------------

NET INTANGIBLES                        $      1,950  $      2,011  $      4,235
                                       ============  ============  ============


During the six months ended December 31, 1997 and the year ended June 30, 1997, intangible assets with a net value of approximately $552 and $1,854, respectively, were written off due to the determination that these intangible assets no longer had value.


NOTE 6 - NOTE PAYABLE TO BANK

The Company has a revolving credit agreement which provides up to $9,000 in revolving credit, limited to 85 percent of qualified accounts receivable and 40-60 percent of eligible inventory (up to a maximum borrowing of $5,000 for inventory) and expires January 30, 1999. The interest on the outstanding borrowings is due on the first day of each month at 0.5 percent over the bank's base rate (9.00 percent at December 31, 1997). At December 31, 1997 and June 30, 1997 and 1996, the Company had $6,740, $1,666, and $1,005, respectively, of its credit line in use. The revolving credit agreement contains certain restrictive covenants on the Company, including financial restrictions relating to working capital, net worth, and earnings. The restrictions also limit capital expenditures, executive compensation, ownership changes, and prohibit dividend payments and the creation of additional indebtedness.

Subsequent to December 31, 1997, the Company refinanced its revolving credit agreement and entered into a new revolving credit facility with another institution. The new revolving credit facility provides up to $35,000 in revolving credit and is a portion of a $50,000 total credit facility as discussed at Note 7.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 7 - LONG-TERM DEBT

A summary of long-term debt follows:


                                                        JUNE 30,
                                DECEMBER 31,   --------------------------
                                   1997            1997          1996
                                ------------   ------------  ------------

$25,000 senior notes payable
with interest at 11.5 percent;
due in annual installments of
various amounts beginning
January 31, 1999 with the
balance due January 31, 2005.   $     25,000   $     25,000  $     25,000
                                ============   ============  ============

On January 25, 1995, the Company entered into a note and warrant purchase agreement, pursuant to which the Company agreed to sell $25,000 of the Company's 11.50 percent senior notes in consideration for a promise to repay the principal, including interest, and the issuance of warrants to purchase 72,000 shares of the Company's common stock as discussed at Note 11.

The above-mentioned financing arrangement imposes certain restrictions on the Company, including financial restrictions relating to working capital, lease commitments, and indebtedness. The restrictions also require the Company to maintain key man life insurance on the Company's president.

The interest on the senior notes is payable semi-annually in arrears each January and July.

The aggregate amounts of long-term debt maturities and principal payments for each of the five years subsequent to December 31, 1997 and thereafter are as follows:


Fiscal year ending:
   1998                                       $      -
   1999                                          2,500
   2000                                          3,125
   2001                                          3,750
   2002                                          3,750
   Thereafter                                   11,875
                                              --------

                                              $ 25,000
                                              ========


As discussed at Note 6, subsequent to December 31, 1997, the Company entered into a financing arrangement with another institution which provides total financing of $50,000. The arrangement contains a $35,000 revolving credit portion and a $15,000 term loan portion. If during any quarter, borrowings under the revolving credit facility exceed $15,000, $10,000 of the revolving credit facility will be converted into an additional term loan, and the revolving credit facility will be reduced by $10,000. The financing arrangement bears interest at an adjustable rate based on LIBOR plus an applicable margin which will vary depending on certain financial ratios achieved by the Company. The financing arrangement has a term of six years and includes some mandatory prepayment terms and customary financial and other covenants. This financing arrangement requires quarterly principal payments of various amounts of which $2,000 will be due in 1998. This amount has been reclassified as a current liability as of December 31, 1997.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 7 - LONG-TERM DEBT (CONTINUED)

In connection with the above arrangement, the Company recorded debt issue costs of $676 and wrote-off approximately $552 of previous debt issue costs, net of accumulated amortization, that related to the previous financing facility. In addition, the Company expensed $340 in termination fees to the previous institution.


NOTE 8 - LEASES

The Company is obligated under various capital leases for certain machinery. At December 31, 1997, the gross amount of equipment and related amortization recorded under capital leases was as follows:


                                                      1997
                                                     ------

Machinery                                            $  837
Less accumulated amortization                          (143)
                                                     ------

                                                     $  694
                                                     ======


Amortization of assets held under capital leases is included with depreciation expense.

The present value of future minimum capital lease payments at December 31, 1997 was as follows:


Year ending December 31:
   1998                                                             $  231
   1999                                                                128
   2000                                                                 83
   2001                                                                 30
                                                                    ------
             Total minimum lease payments                              472

Less amount representing interest (from 9.2 to 10.4 percent)            56
                                                                    ------

             Present value of net minimum capital lease payments       416

Less current installments of obligations under capital leases          195
                                                                    ------

OBLIGATIONS UNDER CAPITAL LEASES, EXCLUDING CURRENT INSTALLMENTS    $  221
                                                                    ======


The Company also has operating leases for two of its plants, certain warehouse space, and manufacturing and computer equipment. Rental expense for operating leases was $1,452, $2,061, $1,328, and $891 for the six months ended December 31, 1997 and years ended June 30, 1997, 1996, and 1995, respectively.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 8 - LEASES (CONTINUED)

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1997 are:


Year ending December 31:
   1998                                            $  3,298
   1999                                               3,207
   2000                                               2,955
   2001                                               2,610
   2002                                               2,434
   Thereafter                                         4,989
                                                   --------

TOTAL MINIMUM LEASE PAYMENTS                       $ 19,493
                                                   ========



NOTE 9 - COVENANTS PAYABLE

With the acquisition of the outstanding common stock of Morton Metalcraft Co. in 1989, the Company entered into non-competition agreements which expire August 31, 1999 with two of Morton Metalcraft Co.'s former shareholders and officers in exchange for $3,050. Monthly installments of $19 through August 15, 1999 will be paid to retire these obligations. The remaining payments have been recorded in the consolidated financial statements at their net present value.


NOTE 10 - INCOME TAXES

Income tax expense (benefit) consists of the following:


                                    CURRENT  DEFERRED   TOTAL
                                    -------  --------  --------
December 31, 1997:
   Federal                          $  (812) $ (2,021) $ (2,833)
   State                                (28)     (509)     (537)
                                    -------  --------  --------

                                    $  (840) $ (2,530) $ (3,370)
                                    =======  ========  ========

June 30, 1997:
   Federal                          $  (250) $    254  $      4
   State                                (57)       58         1
                                    -------  --------  --------

                                    $  (307) $    312  $      5
                                    =======  ========  ========

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 10 - INCOME TAXES (CONTINUED)


                                   CURRENT   DEFERRED    TOTAL
                                  --------   --------  --------
June 30, 1996:
   Federal                        $    224   $    147  $    371
   State                                20         33        53
                                  --------   --------  --------

                                  $    244   $    180  $    424
                                  ========   ========  ========

June 30, 1995:
   Federal                        $    520   $    (35) $    485
   State                                46         (8)       38
                                  --------   --------  --------

                                  $    566   $    (43) $    523
                                  ========   ========  ========


Total income tax expense (benefit) differed from the amounts computed by applying the U.S. federal corporate income tax rate of 34 percent for all periods to earnings (loss) before income taxes as a result of the following:


                                                                            JUNE 30,
                                        DECEMBER 31,    -----------------------------------------------
                                            1997             1997             1996             1995
                                        ------------    ------------     ------------      ------------
Computed "expected" tax expense
   (benefit)                            $     (2,913)   $          4     $        327      $        369
State income taxes (benefit), net of
   federal income tax benefit
   (expense)                                    (354)              1               35                25
Surtax exemption                                   -              (2)               -                 -
Amortization of goodwill                          10              20               20                20
Officer's life insurance                           8              16               15                10
Forgiveness of note receivable -
   stockholder                                     -               -                -               110
Other, net                                      (121)            (34)              27               (11)
                                        ------------    ------------     ------------      ------------

TOTAL INCOME TAX EXPENSE                $     (3,370)   $          5     $        424      $        523
                                        ============    ============     ============      ============

EFFECTIVE TAX RATE                             (39.3)%         39.2%             44.1%             48.2%
                                        ============    ============     ============      ============

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 10 - INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and June 30, 1997 and 1996 are presented below:


                                                                            JUNE 30,
                                                      DECEMBER 31,  ------------------------
                                                          1997          1997         1996
                                                      ------------  -----------  -----------
Deferred tax assets:
   Inventories, principally due to additional
      costs inventoried for tax purposes
      pursuant to the Tax Reform Act of 1986          $          -  $         6   $       80
   Accrued vacation pay                                        136          125          112
   Net operating loss carryforwards                          2,298            -            -
   State tax credit carryforwards                               50            -            -
   Compensation expense from issuance
      of stock options                                         289            -            -
   Other                                                        39           16            -
                                                      ------------  -----------  -----------
            Total deferred tax assets                        2,812          147          192
                                                      ------------  -----------  -----------

Deferred tax liabilities:
   Plant and equipment, principally due
      to differences in depreciation                        (2,389)      (2,211)      (1,876)
   Recapture of inventory LIFO valuation
      for tax purposes                                        (155)        (194)        (255)
   Excess of tax over book amortization of
      organization costs                                       (84)         (88)         (95)
                                                      ------------  -----------  -----------
            Total deferred tax liabilities                  (2,628)      (2,493)      (2,226)
                                                      ------------  -----------  -----------

NET DEFERRED TAX ASSET (LIABILITY)                    $        184  $    (2,346) $    (2,034)
                                                      ============  ===========  ===========


In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $474 prior to the expiration of the net operating loss carryforward in 2012.

The Company has a tax net operating loss carryforward of approximately $5,920 available at December 31, 1997 which expires in 2012.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 11 - EMPLOYEE STOCK OPTIONS AND WARRANTS

The Company has granted stock options to purchase the Company's Class A common stock to certain officers and directors. The options may be exercised at any time prior to their expiration dates. The 722,222 shares under option have been reserved. A summary of the stock options follows:


 NUMBER                         EXERCISE                          EXPIRATION
OF SHARES                        PRICE                               DATE
---------                       --------                       -----------------
  444,443                           $.11                       September 1, 1999
   83,333                           $.11                       September 1, 2000
   83,333                           $.22                         July 13, 2002
   64,815                           $.11                       February 15, 2005
   46,298                           $.90                          May 8, 2005


On October 8, 1997, the Company granted options to purchase 46,298 shares of the Company's Class A common stock to an officer of the Company at an option price of $.90 per share. The Company has recognized compensation expense of $745 in connection with this transaction. In addition, 46,298 of previously outstanding options to purchase the Company's Class A common stock were canceled.

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Basis Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its option plan. If the Company had elected to recognize compensation cost for the plan based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the effect on net income and earnings per share would not have been significant.

On January 25, 1995, the Board of Directors authorized the issuance of 666,667 warrants, each representing the right to purchase one share of the Company's common stock, as part of the consideration for the purchase of the $25,000 senior notes as discussed at Note 7. The warrants may be exercised at any time prior to their expiration date of January 31, 2005 for the exercise price of $.002 per share. There was no value assigned to the warrants upon issuance. The 666,667 shares under the warrant agreement have been reserved.

NOTE 12 - CONCENTRATION OF SALES

Sales to customers in excess of 10 percent of total net sales for the six months ended December 31, 1997 and each of the years ended June 30, 1997, 1996, and 1995 are as follows:


                                                         CUSTOMER A        CUSTOMER B
                                                         ----------        ----------
Periods ended:
  December 31, 1997                                         34%               53%
  June 30, 1997                                             39%               46%
  June 30, 1996                                             53%               34%
  June 30, 1995                                             63%               20%

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 12 - CONCENTRATION OF SALES (CONTINUED)

Trade accounts receivable with these customers totaled $5,027, $6,502, and $3,964 at December 31, 1997 and June 30, 1997 and 1996, respectively.


NOTE 13 - EMPLOYEE PARTICIPATION PLAN

The Morton Metalcraft Co. Employee Participation Plan allows substantially all employees to defer up to 15 percent of their income through payroll deduction of pre-tax contributions under section 401(k) of the Internal Revenue Code. The Company matches 25 percent of the first 6 percent of pre-tax income contributed by each employee. Employees may also make contributions of after-tax income.

Additionally, the Company may make discretionary contributions to the plan for the benefit of participating employees. The expense charged to operations for Company matching and discretionary contributions was $70, $116, $87, and $70 for the six months ended December 31, 1997 and the years ended June 30, 1997, 1996, and 1995, respectively.


NOTE 14 - LEASED PROPERTIES

The Company leases certain portions of its office, warehouse, and factory space under operating leases to other companies.

Rental revenue earned under noncancelable operating leases amounted to $13, $22, $55, and $74 for the six months ended December 31, 1997 and the years ended June 30, 1997, 1996, and 1995, respectively.


NOTE 15 - EARNINGS (LOSS) PER SHARE

The following reflects the reconciliation of the numerators and denominators of the earnings (loss) per share and net earnings (loss) per share assuming dilution computations:


                                   SIX MONTHS ENDED DECEMBER 31, 1997
                                -----------------------------------------
                                   INCOME        SHARES       PER-SHARE
                                (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                ------------  -------------  ------------

Basic loss per share            $     (5,198)     1,944,444  $      (2.67)
                                                             ============
Effect of dilutive securities:
   Stock options                           -        714,948
   Warrants                                -        666,582
                                ------------  -------------

DILUTED LOSS PER SHARE          $     (5,198)     3,325,974  $      (1.56)
                                ============  =============  ============

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 15 - EARNINGS (LOSS) PER SHARE (CONTINUED)


                                              YEAR ENDED JUNE 30, 1997
                                      ------------------------------------------
                                         INCOME          SHARES      PER-SHARE
                                       (NUMERATOR)   (DENOMINATOR)      AMOUNT
                                      ------------  --------------  ------------

Basic earnings per share              $          7     1,944,444    $          -
                                                                    ============
Effect of dilutive securities:
   Stock options                                 -       716,226
   Warrants                                      -       666,571
                                      ------------  ------------

DILUTED EARNINGS PER SHARE            $          7     3,327,241   $          -
                                      ============  ============   ============



                                               YEAR ENDED JUNE 30, 1996
                                      -----------------------------------------
                                         INCOME         SHARES      PER-SHARE
                                       (NUMERATOR)  (DENOMINATOR)     AMOUNT
                                      ------------  -------------  ------------

Basic earnings per share              $        537      1,944,444  $        .28
                                                                   ============
Effect of dilutive securities:
   Stock options                                 -        699,086
   Warrants                                      -        666,297
                                      ------------   ------------

DILUTED EARNINGS PER SHARE            $        537      3,309,827  $        .16
                                      ============   ============  ============



                                               YEAR ENDED JUNE 30, 1995
                                      -------------------------------------------
                                         INCOME          SHARES        PER-SHARE
                                       (NUMERATOR)   (DENOMINATOR)       AMOUNT
                                      ------------   -------------   ------------

Basic earnings per share              $        562       3,535,006   $        .16
                                                                     ============
Effect of dilutive securities:
   Stock options                                 -               -
   Warrants                                      -          16,000
                                      ------------  --------------

DILUTED EARNINGS PER SHARE            $        562       3,551,006  $        .16
                                      ============  ==============  ============


Options to purchase 722,222 shares of Class A common stock at an average price of $.12 per share were outstanding at June 30, 1995, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 16 - COMMITMENTS AND CONTINGENCIES

SELF INSURANCE

The Company provides health benefits to its employees under the Morton Metalcraft Co. Health Care Payment Plan (Plan). The Plan is a partially self-insured program funded by contributions from the Company and its employees. The Plan has purchased stop-loss insurance coverage for individual claims in excess of $50.

PURCHASE COMMITMENTS

At December 31, 1997, the Company had outstanding purchase commitments for certain manufacturing equipment totaling approximately $2,000.


NOTE 17 - SUBSEQUENT EVENT

On January 20, 1998, the Company merged (the "Merger") with MLX Corp. ("MLX") with MLX being the surviving corporation. As a result of the Merger, the Company will cease to exist as a separate corporate entity and MLX amended its Articles of Incorporation to change the corporate name of MLX to Morton Industrial Group, Inc.

The Merger, for financial accounting and reporting purposes, will be treated as a purchase in accordance with generally accepted accounting principles. The Merger will be accounted for as though the Company purchased MLX because (i) the Chairman and CEO of the Company will maintain voting control in the surviving corporation, (ii) the Chairman of the Board of Directors, CEO, and directors of the surviving corporation will consist of individuals appointed by the Chairman and CEO of the Company, (iii) the revenues, net earnings, and current market value of the Company exceed those of MLX, and (iv) the market value of the consideration received by the former shareholders of the Company and former holders of options and warrants for Company common stock, including MLX common stock, MLX options, and cash exceeds the market value of the securities to be retained by the shareholders of MLX common stock.

The historical financial statements of Morton Metalcraft Holding Co. will, after the date of the merger, become the historical financial statements of MLX, Inc. as the result of the reverse merger.

Immediately preceding the Merger, the Company recapitalized its existing common stock, no par value, into Class A common stock, par value $.01, and Class B common stock, par value $.01, and approved a 9.259 to 1.0 common stock split in order to provide for the one-for-one stock exchange rate in the Merger. Class B common stock contains the identical rights and preferences as Class A common stock but have limited voting rights. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the shareholder. The capital structure and per share amounts in the accompanying financial statements have been adjusted for the recapitalization and split.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 1997 AND JUNE 30, 1997, 1996, AND 1995
                 (Dollars in Thousands, Except Per Share Data)


NOTE 17 - SUBSEQUENT EVENT (CONTINUED)

In connection with the Merger, MLX purchased 612,121 shares of common stock and 721,211 options and warrants to acquire common stock from certain officers, directors, and warrant holders of the Company for an aggregate purchase price of $19,991 immediately prior to the consummation of the Merger. These shares, warrants, and options were canceled when the Merger was consummated.

Upon consummation of the Merger, each share of the Company's common stock was exchanged for one share of the Surviving Corporation's common stock with equivalent voting rights and all outstanding options to purchase the Company's common stock were exchanged for options to purchase equivalent common stock of the Surviving Corporation.

At December 31, 1997, the Company has recorded accrued bonuses in the amount of $4,000 and various accrued consulting and legal expenses in the amount of $1,000 in connection with the Merger.

The following unaudited pro forma summary presents the Company's consolidated results of operations for the six months ended December 31, 1997, as if the Merger had occurred on July 1, 1997.


Net sales                                                          $  46,598
                                                                   =========

Net loss                                                           $   5,466
                                                                   =========

Net loss per share - diluted                                       $    1.39
                                                                   =========



           This information is an integral part of the accompanying
                      consolidated financial statements.

                         MORTON METALCRAFT HOLDING CO.

                SCHEDULE IX - VALUATION AND QUALIFYING ACCOUNTS



         COLUMN A             COLUMN B         COLUMN C         COLUMN D   COLUMN E
---------------------------  ----------  --------------------  ----------  ---------
                                               ADDITIONS
                                         --------------------
                             BALANCE AT  CHARGED TO  CHARGED               BALANCE
                             BEGINNING   COSTS AND   TO OTHER              AT END OF
           DESCRIPTION       OF PERIOD   EXPENSES    ACCOUNTS  DEDUCTIONS  PERIOD
---------------------------  ----------  ----------  --------  ----------  ---------

Allowance for doubtful
   accounts:
   Six months ended
      December 31, 1997      $       40  $       60  $      -  $        -  $     100
                             ==========  ==========  ========  ==========  =========

   Year ended June 30, 1997  $       10  $       42  $      -  $       12  $      40
                             ==========  ==========  ========  ==========  =========

   Year ended June 30, 1996  $       10  $        -  $      -  $        -  $      10
                             ==========  ==========  ========  ==========  =========

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                   (Dollars In Thousands, Except Share Data)


                                     ASSETS
                                                                             (UNAUDITED)
                                                                 1997            1996
                                                             ----------      -----------
CURRENT ASSETS
  Cash                                                       $      138      $        58
                                                             ----------      -----------
  Accounts and notes receivable:
    Trade                                                         7,678            5,120
    Employees and other                                              90               16
                                                             ----------      -----------
                                                                  7,768            5,136
    Less allowance for doubtful accounts                            100               10
                                                             ----------      -----------
         Net receivables                                          7,668            5,126
                                                             ----------      -----------

  Inventories                                                     7,510            8,752
  Prepaid expenses and other current assets                         815              840
  Refundable income taxes                                         2,060               59
  Deferred income taxes                                              70                -
                                                             ----------      -----------
         Total current assets                                    18,261           14,835
                                                             ----------      -----------


NOTE RECEIVABLE - STOCKHOLDER                                       250              260
                                                             ----------      -----------


DEFERRED INCOME TAXES                                               114                -
                                                             ----------      -----------


PROPERTY, PLANT, AND EQUIPMENT
  Cost                                                           28,078           18,319
  Less accumulated depreciation                                   9,265            7,366
                                                             ----------      -----------
         Net property, plant, and equipment                      18,813           10,953
                                                             ----------      -----------


INTANGIBLE ASSETS, at cost, less accumulated
  amortization                                                    1,950            3,094
                                                             ----------      -----------





                                                             $   39,388      $    29,142
                                                             ==========      ===========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                                        (UNAUDITED)
                                                              1997          1996
                                                           -----------  -----------
CURRENT LIABILITIES
   Note payable to bank                                    $     6,740  $     1,410
   Current installments of long-term debt                        2,000            -
   Current installments of obligations under
    capital leases                                                 195          152
   Current installments of covenants payable                       195          173
   Accounts payable                                             11,892        7,192
   Accrued salaries and wages                                    4,615          308
   Accrued payroll taxes and withholding                           316          158
   Accrued acquisition costs                                     1,826            -
   Accrued interest payable                                      1,198        1,198
   Deferred income taxes                                             -           63
   Other                                                           599          312
                                                           -----------  -----------
              Total current liabilities                         29,576       10,966
                                                           -----------  -----------
LONG-TERM DEBT, excluding current installments                  23,000       25,000
                                                           -----------  -----------
OBLIGATIONS UNDER CAPITAL LEASES,
   excluding current installment                                   221          255
                                                           -----------  -----------
COVENANTS PAYABLE, excluding current installments                  143          338
                                                           -----------  -----------
DEFERRED INCOME TAXES                                                -        1,971
                                                           -----------  -----------
              Total liabilities                                 52,940       38,530
                                                           -----------  -----------
STOCKHOLDERS' EQUITY (DEFICIT)
   Class A common stock, $.01 par value.  Authorized
       9,159,257 shares; issued 5,066,665 shares;
       1,388,889 shares reserved                                    51           51
   Class B common stock, convertible, $.01 par value.
       Authorized 100,000 shares; issued 100,000 shares              1            1
   Additional paid-in capital                                    1,203          458
   Retained earnings (deficit)                                  (2,037)       2,872
   Treasury stock, 3,222,221 shares, at cost                   (12,770)     (12,770)
                                                           -----------  -----------
              Total stockholders' equity (deficit)             (13,552)      (9,388)
                                                           -----------  -----------
                                                           $    39,388  $    29,142
                                                           ===========  ===========



 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996
                 (Dollars In Thousands, Except Per Share Data)


                                                                (UNAUDITED)
                                                     1997          1996
                                                -------------  ------------
NET SALES                                       $      46,598  $     32,958


COST OF SALES                                          41,932        29,206
                                                -------------  ------------
      Gross profit                                      4,666         3,752
                                                -------------  ------------


OPERATING EXPENSES
  Selling expenses                                      1,202           803
  Administrative expenses                              10,350         1,775
                                                -------------  ------------
      Total operating expenses                         11,552         2,578
                                                -------------  ------------

      Operating income (loss)                          (6,886)        1,174
                                                -------------  ------------


OTHER INCOME (EXPENSE)
  Interest income                                           9             -
  Interest expense                                     (1,737)       (1,628)
  Miscellaneous                                            46            31
                                                -------------  ------------
      Total other income (expense)                     (1,682)       (1,597)
                                                -------------  ------------

      Loss before income taxes                         (8,568)         (423)


INCOME TAXES                                           (3,370)         (282)
                                                -------------  ------------


NET LOSS                                              ($5,198)        ($141)
                                                =============  ============


LOSS PER SHARE
  Basic                                         $       (2.67) $       (.07)
                                                =============  ============

  Diluted                                       $       (1.56) $       (.04)
                                                =============  ============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
  Basic                                             1,944,444     1,944,444
                                                =============  ============

  Diluted                                           3,325,974     3,323,925
                                                =============  ============



 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996
                             (Dollars In Thousands)


                                                                           (UNAUDITED)
                                                               1997            1996
                                                           ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                $     (5,198)    $      (282)


   Adjustments to reconcile net loss to net cash
       provided by operating activities:
       Depreciation and amortization of plant and
       equipment                                                  1,094             724
       Other amortization                                           185             481
       Write-off of intangible assets                               552             660
       Interest income capitalized as note receivable -
           stockholder                                                -              (7)
       Compensation expense from issuance of
           stock options                                            745               -
       Increase in allowance for doubtful accounts                   60               -
       Decrease in deferred taxes                                (2,530)              -
       Decrease (increase) in accounts and
           notes receivable                                          77            (198)
       Decrease in inventories                                      495             128
       Decrease in prepaid expenses and other
           current assets                                             6             135
       Increase in refundable income taxes                       (1,148)            (59)
       Increase (decrease) in accounts payable                    1,458             (75)
       Increase (decrease) in accrued expenses and
           other current liabilities                              5,481            (411)
                                                           ------------    ------------
              Net cash provided by operating activities           1,277           1,096
                                                           ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                          (5,571)         (1,599)
   Increase in intangible assets                                   (676)              -
   Repayment of note receivable - stockholder                        18               -
                                                           ------------    ------------
              Net cash used in investing activities              (6,229)         (1,599)
                                                           ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of note payable to bank                51,726          33,967
   Principal payments on note payable to bank                   (46,652)        (33,562)
   Principal payments under capital lease obligations               (98)            (69)
   Principal payments on covenants payable                          (90)            (79)
                                                           ------------    ------------
              Net cash provided by financing activities           4,886             257
                                                           ------------    ------------

NET DECREASE IN CASH                                                (66)           (246)

CASH AT BEGINNING OF PERIOD                                         204             304
                                                           ------------    ------------

CASH AT END OF PERIOD                                      $        138    $         58
                                                           ============    ============


 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  SIX MONTHS ENDED DECEMBER 31, 1997 AND 1996
                             (Dollars In Thousands)


                                                                     (UNAUDITED)
                                                         1997            1996
                                                     ----------     ------------
SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION
   Cash paid during the period for:
      Interest                                       $    1,737     $      1,644
                                                     ==========     ============

      Income taxes                                   $      307     $          -
                                                     ==========     ============


NONCASH FINANCING AND INVESTING ACTIVITIES
   Capital lease obligations incurred for machinery
      and equipment                                  $         -    $         77
                                                     ===========    ============


 These consolidated financial statements should be read only in connection with the accompanying notes to consolidated financial statements.

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 1

The Company changed its fiscal year end to December 31 subsequent to June 30, 1997.

The Company's consolidated financial statements as of and for the six months ended December 31, 1997 have been audited by the Company's independent auditor and are presented in Exhibit 99.1. The Company's consolidated financial statements as of and for the six months ended December 31, 1996 have been prepared without audit.

In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of (a) the consolidated balance sheet at December 31, 1996, (b) the consolidated statement of operations for the six months ended December 31, 1996, and (c) the consolidated statement of cash flows for the six months ended December 31, 1996 have been made.


NOTE 2

The results for the six months ended December 31, 1997 and 1996 are not necessarily indicative of the results for their entire respective calendar years.


NOTE 3 - LOSS PER SHARE

Loss per share is computed under the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share, which was adopted retroactively by the Company at December 31, 1997. Amounts reported as loss per share for the six months ended December 31, 1997 and 1996, reflect the loss to stockholders for the period divided by the weighted average number of common shares outstanding during the year.

The following reflects the reconciliation of the numerators and denominators of the loss per share and net loss per share assuming dilution computations:


                                                SIX MONTHS ENDED DECEMBER 31, 1997
                                      ----------------------------------------------------
                                         INCOME              SHARES             PER-SHARE
                                      (NUMERATOR)         (DENOMINATOR)           AMOUNT
                                      ------------        -------------        ------------

Basic loss per share                  $    (5,198)            1,944,444        $      (2.67)
                                                                               ============
Effect of dilutive securities:
    Stock options                                -              714,948
    Warrants                                     -              666,582
                                      ------------        -------------

DILUTED LOSS PER SHARE                $     (5,198)           3,325,974        $      (1.56)
                                      ============        =============        ============

                 MORTON METALCRAFT HOLDING CO. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 3 - LOSS PER SHARE (CONTINUED)


                                        SIX MONTHS ENDED DECEMBER 31, 1996
                                     -----------------------------------------
                                        INCOME        SHARES       PER-SHARE
                                     (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                     ------------  -------------  ------------

Basic loss per share                 $       (141)     1,944,444  $       (.07)
                                                                  ============
Effect of dilutive securities:
    Stock options                               -        712,962
    Warrants                                    -        666,519
                                     ------------  -------------

DILUTED LOSS PER SHARE               $       (141)     3,323,925  $       (.04)
                                     ============  =============  ============